UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2004

MISSISSIPPI CHEMICAL CORPORATION
(Exact name of Registrant as specified in its charter)

Mississippi	**001-12217**	**64-0292638**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

3622 Highway 49 East **Yazoo City, Mississippi**		**39194**
(Address of principal executive offices)		(Zip code)

Registrant's telephone number, including area code: **(662) 746-4131**

Not Applicable
(Former name or former address, if changed since last report)

Item 9.   Regulation FD Disclosure.

This disclosure is made in connection with the announcement on August 9, 2004, that the registrant and Terra Industries Inc. (NYSE: TRA) have entered into a definitive agreement under which Terra will acquire all of the outstanding common shares of the registrant (the "Terra Transaction"). For details of the Terra Transaction, please see the press release attached hereto as Exhibit 99.1, and the definitive agreement attached as Exhibit 99.2 to Terra's Current Report on Form 8-K filed on August 9, 2004.

Item 12.   Results of Operations and Financial Condition.

Our results of operations for the year ended June 30, 2004, are presented on a preliminary and unaudited basis in accordance with generally accepted accounting principles. Continued review by the company and its external auditor may result in changes to the amounts in this filing. Such changes as audit adjustments, asset impairments, or losses on sales of fixed assets could occur before the amounts are finalized. The company expects to timely file its Annual Report on Form 10-K with audited financials for the year ended June 30, 2004, on or about September 28, 2004.

For the year ended June 30, 2004, we incurred a net loss of $140.0 million (or $5.69 per diluted share) compared to a net loss of $105.9 million (or $4.04 per diluted share) for the year ended June 30, 2003. Included in these losses were after-tax losses from discontinued operations related to our potash, phosphate, and melamine segments of $66.3 million and $25.6 million for the fiscal years ended June 30, 2004 and 2003, respectively. In addition, we recorded impairment charges related to our ammonia plants located in Donaldsonville, Louisiana, in the amount of $21.2 million (included in reorganization expense) and $62.9 million (included in operating expenses) for the fiscal years ended June 30, 2004 and 2003, respectively. We recorded asset write-downs of $34.0 million in September 2003 related to our potash segment, $9.3 million in March 2004 related to our melamine/urea business, and $39.0 million in June 2004 related to our phosphate segment, which are all classified as discontinued operations.

During fiscal 2004, we reduced the size of our operations. On March 2, 2004, our potash assets were sold for approximately $28.0 million and the proceeds were used to reduce debt. Our melamine and related urea operations were permanently shut down on March 24, 2004. At June 30, 2004, our phosphate assets were classified as discontinued operations based on the decision by our board of directors in connection with the Terra Transaction that this business will be either sold or transferred to holders of Mississippi Chemical's 7¼% senior notes and Mississippi Phosphates' 5.8% industrial revenue bonds before emergence from the bankruptcy process. As a result of these changes, the financial performance of these operations are classified as discontinued operations.

Our continuing operations are our nitrogen businesses consisting of our nitrogen facilities in Yazoo City, Mississippi, and Donaldsonville, Louisiana, our 50% interest in Point Lisas Nitrogen Limited in The Republic of Trinidad and Tobago, and our 50% interest in an ammonia terminal located near Houston, Texas.

Mississippi Chemical Corporation and Subsidiaries
(Debtors-In-Possession)
Consolidated Balance Sheets
(Preliminary and Unaudited)

	June 30	
	2004	2003
	(Dollars in thousands, except per share amount)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,407	$ 6,102
Accounts receivable	27,033	56,375
Inventories	31,561	66,286
Prepaid expenses and other current assets	13,119	5,039
Deferred income taxes	2,338	3,112
Assets of discontinued operations	32,595	-
Total current assets	129,053	136,914
Investments in affiliates	133,119	111,509
Other assets	6,437	10,305
Long-term assets of discontinued operations	1,882	-
Property, plant and equipment, at cost, less accumulated depreciation, depletion and amortization	118,876	289,362
	$ 389,367	$548,090
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Long-term debt due within one year	$ 151,533	$158,423
Accounts payable	17,108	15,736
Accrued liabilities	10,281	4,633
Liabilities of discontinued operations	14,389	-
Total current liabilities	193,311	178,792
Other long-term liabilities and deferred credits	26,369	36,872
Deferred income taxes	19,823	26,518
Liabilities subject to compromise	231,899	249,132
Shareholders' (deficit) equity:		
Common stock ($.01 par; authorized 100,000,000 shares; issued 27,980,973)	280	280
Additional paid-in capital	306,063	306,063
Accumulated deficit	(349,093)	(209,047)
Accumulated other comprehensive loss, net	(10,811)	(12,046)
Treasury stock, at cost (3,730,864 shares and 1,769,340 shares)	(28,474)	(28,474)
Total shareholders' (deficit) equity	(82,035)	56,776
	$ 389,367	$548,090

Mississippi Chemical Corporation and Subsidiaries
(Debtors-In-Possession)
Consolidated Statements of Operations
(Preliminary and Unaudited)

	Years Ended June 30		
	2004	2003	2002
	(Dollars in thousands, except per share data)		
Revenues:			
Net sales	$ 300,450	$ 237,919	$ 207,855
Other	4,570	2,022	-
	305,020	239,941	207,855
Operating expenses:			
Cost of products sold	249,070	215,470	204,958
Selling, general and administrative	21,191	26,483	24,467
Impairment of long-lived assets	-	62,912	-
Loss on goodwill impairment	-	-	101,263
Other	6,707	12,691	12,409
	276,968	317,556	343,097
Operating income (loss)	28,052	(77,615)	(135,242)
Other (expense) income:			
Interest, net	(24,197)	(19,479)	(18,168)
Settlement of litigation	-	3,581	15,363
Other	3,293	1,581	6,014
Income (loss) from continuing operations before Reorganization expense and income taxes	7,148	(91,932)	(132,033)
Reorganization expense	44,022	3,456	-
Loss from continuing operations before income taxes	(36,874)	(95,388)	(132,033)
Income tax expense (benefit)	36,906	(15,140)	(16,412)
Loss from continuing operations	(73,780)	(80,248)	(115,621)
Discontinued operations:			
Loss from operations, net of income tax benefits of $35,429, $16,617 and $1,506, respectively	54,860	25,605	5,575
Loss on disposal, net of income tax benefits of $8,250, $0 and $0, respectively	11,405	-	-
Loss from discontinued operations	66,265	25,605	5,575
Net loss	$(140,045)	$(105,853)	$(121,196)
Loss per share from continuing operations - basic and diluted	$ (3.00)	$ (3.06)	$ (4.42)
Loss per share from discontinued operations - basic and diluted	(2.69)	(0.98)	(0.22)
Net loss per share	$ (5.69)	$ (4.04)	$ (4.64)

Mississippi Chemical Corporation and Subsidiaries
(Debtors-In-Possession)
Consolidated Statements of Cash Flows
(Preliminary and Unaudited)

	Years Ended June 30		
	2004	2003	2002
	(Dollars in thousands)		
Cash flows from operating activities:			
Net loss	$(140,045)	$(105,853)	$(121,196)
Reconciliation of net loss to net cash (used in) provided by operating activities:			
Net change in operating assets and liabilities - Continuing operations	(2,032)	(44,688)	6,025
Net change in operating assets and liabilities - Discontinued operations	16,518	35,004	10,931
Refund of federal taxes pursuant to the Job Creation and Workforce Assistance Act of 2002	-	14,878	26,446
Depreciation, depletion and amortization	27,267	39,232	44,743
Loss on asset impairments and sale of discontinued Operations	122,583	75,118	-
Loss on goodwill impairment	-	-	101,263
Change in deferred gain on hedging activities, net of tax	(744)	(2,747)	4,780
Deferred income taxes	(6,986)	(34,186)	(1,040)
Equity earnings in unconsolidated affiliates	(23,870)	(7,141)	(12,769)
Other	5,150	(4,515)	(5,483)
Net cash (used in) provided by operating activities	(2,159)	(34,898)	53,700
Cash flows from investing activities:			
Purchases of property, plant and equipment - continuing operations	(1,022)	(6,927)	(4,959)
Purchases of property, plant and equipment - Discontinued operations	(5,351)	(7,939)	(7,442)
Proceeds from sale of potash operations	28,383	-	-
Proceeds from sale of other assets	1,444	3,383	8,043
Other	1,900	2,243	2,800
Net cash provided by (used in) investing activities	25,354	(9,240)	(1,558)
Cash flows from financing activities:			
Debt proceeds	233,610	285,685	224,395
Debt payments	(240,500)	(237,434)	(286,345)
Net cash (used in) provided by financing activities	(6,890)	48,251	(61,950)
Net increase (decrease) in cash and cash equivalents	16,305	4,113	(9,808)
Cash and cash equivalents - beginning of period	6,102	1,989	11,797
Cash and cash equivalents - end of period	$ 22,407	$ 6,102	$ 1,989

Item 7. Exhibits.

Exhibit Number	Description
99.1	Press Release dated August 9, 2004.
99.2	Stock Purchase Agreement, by and among, Mississippi Chemical Corporation, MissChem Acquisition Inc., and Terra Industries Inc., dated as of August 6, 2004, filed as Exhibit 99.2 to the August 9, 2004, Current Report on Form 8-K of Terra Industries Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MISSISSIPPI CHEMICAL CORPORATION

By: /s/ Timothy A. Dawson
Name: Timothy A. Dawson
Title: Senior Vice President and Chief Financial Officer

Date: August 9, 2004

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated August 9, 2004.
99.2	Stock Purchase Agreement, by and among, Mississippi Chemical Corporation, MissChem Acquisition Inc., and Terra Industries Inc., dated as of August 6, 2004, filed as Exhibit 99.2 to the August 9, 2004, Current Report on Form 8-K of Terra Industries Inc.